SEC
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FEB 29 2008

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08027961

TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.R. Taylor & Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4740 Woodmere Blvd.
(No. and Street)

Montgomery, (City) AL (State) 36106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frances Jordan (334) 395-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bern, Butler, Capilouto & Massey, P.C.
(Name – *if individual, state last, first, middle name*)

4137 Carmichael Road, (Address) Montgomery, (City) AL (State) 36106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frances Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.R. Taylor & Company, L.L.C., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

W. R. TAYLOR & COMPANY, L.L.C.

DECEMBER 31, 2007

CONTENTS

BB&M
BERN BUTLER CAPILOUTO & MASSEY, P.C.
A PROFESSIONAL SERVICES FIRM
CONSULTANTS • PLANNERS • ADVISORS
MEMBERS
American Institute of Certified Public Accountants
Alabama Society of Certified Public Accountants
Private Companies Practice Section

Independent Auditors' Report

W.R. Taylor, Member
W. R. Taylor & Company, L.L.C.

We have audited the accompanying statement of financial condition of W. R. Taylor & Company, L.L.C. as of December 31, 2007, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. R. Taylor & Company, L.L.C. as of December 31, 2007, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Bern, Butler, Capilouto & Massey, P.C.

Montgomery, Alabama
February 11, 2008

4137 Carmichael Road, Suite 200 • Montgomery, Alabama 36106
Post Office Box 230250 • Montgomery, Alabama 36123-0250 • Telephone (334) 244-4100 • Telecopier (334) 244-4111

W. R. Taylor & Company, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 347,746
Deposits with clearing organizations and others (cash of $24,275)	24,275
Receivables from clearing organizations	314
Furniture and equipment at cost, less accumulated depreciation of $66,003	106,275
Commissions, fees, and reimbursements receivable	69,886
Prepaid expenses	13,840
Other assets	952
	$ 563,288

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 191,664
Deferred income	91,461
Capital lease	21,346
	304,471
MEMBER'S EQUITY	258,817
	$ 563,288

See notes to financial statements

W. R. Taylor & Company, L.L.C.

STATEMENT OF INCOME

Year Ended December 31, 2007

Revenues	
Placement fees	$ 1,312,750
Advisory fees	660,750
Remarketing fees	950,574
Commissions	584,374
Other income	35,000
Interest income	2,834
Loss on disposal of furniture and equipment	(436)
	3,545,846
Expenses	
Employee compensation and benefits	1,562,742
Other expenses	413,672
Occupancy	84,507
Communications and data processing	52,016
Regulatory fees	2,000
Interest	2,310
	2,117,247
Net income	$ 1,428,599

See notes to financial statements

W. R. Taylor & Company, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

December 31, 2007

Balance at January 1, 2007	$ 236,265
Net Income	1,428,599
Member distributions	(1,406,047)
Balance at December 31, 2007	$ 258,817

See notes to financial statements

W. R. Taylor & Company, L.L.C.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 1,428,599
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	24,628
Loss on disposal of furniture and equipment	436
(Increase) decrease in operating assets	
Deposits with clearing organizations and others	654
Other assets	2,593
Increase (decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	(394,600)
Deferred income	15,310
Net cash provided by operating activities	1,077,620
Cash flows from investing activites	
Purchase of furniture and equipment	(25,374)
Net cash used in investing activites	(25,374)
Cash flows from financing activities	
Principal payments under capital lease obligations	(6,361)
Due to member	(27,167)
Member's distributions	(1,406,048)
Net cash used in financing activities	(1,439,576)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(387,330)
Cash and cash equivalents at beginning of year	735,076
Cash and cash equivalents at end of year	$ 347,746

Supplemental cash flows disclosures:

Income tax payments	$ -
Interest payments	$ 2,310

Summary of significant non-cash investing and financing activities:

Furniture and equipment acquired by capital lease	$ 15,857
Capital lease issued for furniture and equipment	15,857
	$ -

See notes to financial statements

W. R. Taylor & Company, L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Operations

W. R. Taylor & Company, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an Alabama Limited Liability Company. W. R. Taylor & Company, L.L.C. serves as a bond placement agent, remarketing agent, and financial advisor for municipal transactions involving originating, developing and placement of tax-exempt and taxable IDB bond and note financing for agribusiness and middle market companies throughout the United States. For 2007 most customers were agribusiness clients.

In 2006 the Company formed the wealth management division. The firm provides comprehensive wealth management services to individuals and businesses primarily in the southeast United States.

2. Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in two financial institutions which from time to time exceeds the $100,000 federally insured limit. The company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

3. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5. Property and Equipment

Major additions for property and equipment are capitalized at cost; maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

6. Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2007 was $36,696.

7. Income Taxes

The Company is treated as a partnership for income tax purposes and is not subject to income tax. Income is taxed directly to the member. Accordingly, no provision for income taxes is presented in the accompanying financial statements.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $80,619 which was $75,619 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.86 to 1.

NOTE B PROFIT SHARING PLAN

The Company sponsors a 401(k) plan. The plan covers all employees age 21 and older. Employees may contribute up to 15% of their compensation to the plan. The plan does not permit matching contributions. The Company may make discretionary contributions to the plan in addition to employee contributions. The Company did not make a discretionary contribution for the year ended December 31, 2007.

NOTE C CAPITAL LEASE

The company leases various office equipment under capital leases which expire through April 2011. The assets and liabilities under the capital leases are recorded at the present value of the minimum lease payments. The assets are depreciated over their estimated productive lives. Depreciation of the leased assets is included in depreciation expense.

Following is a summary of property held under capital leases:

Telephone equipment	$ 12,803
Sound masking system	16,207
Less accumulated depreciation	(4,482)
	$ 24,528

NOTE C CAPITAL LEASE (CONTINUED)

Minimum future lease payments under the capital lease as of December 31, 2007, for each of the next four years and in the aggregate are:

Year Ended	
2008	$ 9,360
2009	8,154
2010	4,537
2011	1,512
Total minimum lease payments	23,563
Less amount representing interest	(2,218)
Present value of net minimum lease payment	$ 21,345

The interest rate on the capital lease is imputed based on the lessor's implicit rate of return.

NOTE D OPERATING LEASES

The Company leases office space, various office equipment and an automobile under operating leases that have initial non-cancelable lease terms in excess of one year. Total rent expense for the year ended December 31, 2007 was $81,687.

Future minimum payments under long-term operating leases, which expire through October 2011, are as follows for the years ending December 31:

2008	$ 67,740
2009	$ 60,355
2010	$ 52,845
2011	$ 43,966

NOTE E - DUE TO MEMBER

In May 2006 the member of W.R. Taylor & Company, LLC, advanced $122,000 and $95,000 respectively to two individuals for the purpose of paying off their outstanding loans with a former employer. The purpose of the advances was to enable the individuals to become employees of W.R. Taylor & Company, LLC.

W.R. Taylor & Company, LLC will withhold 10% of gross commissions from the two employees and submit the payments to the member at -0-% interest until the advances are paid in full. The outstanding amounts due from the employees to the member at December 31, 2007 are $81,278 and $54,278 respectively.

SUPPLEMENTARY INFORMATION

W. R. Taylor & Company, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Members equity		$ 258,817
Deduct membership equity not allowable for net capital		-
Total membership equity qualified for net capital		258,817
Additions		-
Total capital and allowable subordinated liabilities		258,817
Deductions and / or charges		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements less accumulated depreciaton	$ (93,011)	
Other assets	(79,694)	(172,705)
Net capital before haircuts on securities positions (tentative net capital)		86,112
Haircuts on securities		(5,493)
Net capital		$ 80,619
Aggregate indebtedness		
Items included in balance sheet		
Accounts payable and accrued expenses		$ 55,476
Capital lease		8,081
Deferred income		5,695
Total aggregate indebtedness		$ 69,252
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 75,619
Excess net capital at 1,000 percent		$ 73,694
Ratio: Aggregate indebtedness to net capital		0.86 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007

Net Capital as reported in Company's Part II (unaudited) FOCUS Report	$ 57,410
Allowable assets erroneously reported as nonallowable:	
Fees receivable	4,984
Audit adjustments to correct accrued expenses	18,225
Net capital per above	$ 80,619

W. R. Taylor & Company, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the company claims an exemption from SEC rule 15c3-3.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

W.R. Taylor, Member
W.R. Taylor & Company, L.L.C.

In planning and performing our audit of the financial statements and supplementary schedules of W. R. Taylor & Company, L.L.C. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or

employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ben. Butler, Capilouto & Massey, P.C.

Montgomery, Alabama
February 11, 2008

END